UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 5, 2026

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Consulting Agreement

On March 5, 2026, Yatra Online, Inc. (the “Company”) entered into a Consulting Agreement (the “Agreement”) with Dhruv Shringi, a director on the Company’s board of directors, pursuant to which Mr. Shringi will provide certain consulting services related to business continuity and transition to the Company and its affiliates on a non-exclusive basis as an independent contractor. The Agreement commenced retroactively effective as of March 1, 2026 (the “Effective Date”) and shall continue until six months from the Effective Date. As compensation for the services rendered under the Agreement, Mr. Shringi will receive a total cash compensation of $418,998 and reimbursements for actual out-of-pocket and reasonably documented expenses, including for travel, meals and entertainment, incurred by him in connection with the performance of his duties in accordance with the Company’s policies.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: March 10, 2026	By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer

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